UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-39257

WiMi Hologram Cloud Inc.

(Registrant’s Name)

Room#2002, Building A, Wentley Center,
1st West Dawang Road,
Chaoyang District, Beijing

The People’s Republic of China, 100020
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Entry into a Material Definitive Agreement.

On June 10, 2021, Venus Acquisition Corporation, a Cayman Islands exempted company (the “Purchaser” or “Venus”), VIYI Algorithm Inc., a Cayman Islands exempted company (“VIYI” or the “Company”), Venus Merger Sub Corp., a Cayman Islands exempted company and wholly-owned subsidiary of the Purchaser (the “Merger Sub”) and WiMi Hologram Cloud Inc., a Cayman Islands company and the legal and beneficial owner of a majority of the issued and outstanding voting securities of the Company (“WiMi” or the “Majority Shareholder”), entered into a Merger Agreement (the “Merger Agreement”). A copy of the Merger Agreement without exhibits or disclosure schedule was filed as Exhibit 99.2 to a Current Report on Form 6-K filed by WiMi on June 15, 2021. WiMi holds approximately 73% of the share capital of VIYI.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Cayman Islands Companies Act (as revised) (the “Cayman Companies Act”), the parties intend to effect a business combination transaction whereby the Merger Sub will merge with and into the Company, with the Company being the surviving entity (the Company is hereinafter referred to for the periods from and after the Merger Effective Time as the “Surviving Corporation”) and becoming a wholly owned Subsidiary of Venus (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and simultaneously with the Closing Purchaser will change its name to “MicroAlgo Inc.”

Merger Agreement Amendment

On August 2, 2022, Venus, VIYI and WiMi entered into a second amendment to the Merger Agreement (the “Amendment”). The purposes of the amendment were to:

1. extend the outside termination date of the proposed merger to November 11, 2022;

2. include as a closing condition the requirement that the requisite vote of the shareholders of VIYI has been obtained;

3. include the requirement of the audited financial statement of VIYI for the year ended 2021 and reviewed financial statement of VIYI for the periods ended June 30, 2022 and March 31, 2022; and

4. make conforming changes to reflect that Purchaser will file a proxy statement with the Securities and Exchange Commission following the execution of the Amendment relating to the approval of the Purchaser’s shareholders of the Merger and the transactions contemplated by the Merger Agreement.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by the terms and conditions of the Amendment, a copy of which is attached as Exhibit 99.1 hereto and is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WiMi Hologram Cloud Inc.

By:	/s/ Shuo Shi
Name:	Shuo Shi
Title:	Chief Executive and Operations Officer

Date: August 3, 2022

EXHIBIT INDEX

Item	Description
99.1	Amendment No. 2 dated as of August 2, 2022 to Merger Agreement by and among, Venus Acquisition Corporation, VIYI Algorithm Inc., Venus Merger Sub Corp., and WiMi Hologram Cloud Inc.

3